UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB
                                AMENDMENT NO. 5


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b)
                OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                RENT USA, INC.
                              -------------------
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                                             33-5695839
-------                                            ----------
(STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                       PO BOX 10, SAN DIMAS, CA 91773-0010
                   ------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                                 (909) 590-3063
                          ---------------------------
                          (ISSUER'S TELEPHONE NUMBER)


          SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

        TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

        ---------------------------     ------------------------------

        ---------------------------     ------------------------------

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                          Common Stock - .001 Par Value
                        Preferred Stock - -.001 Par Value

                        -------------------------------
                                (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

Rent USA, Inc., a developmental stage company ("Rent USA, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I                                                                      4

Item 1.  Description of Business                                            4

Item 2.  Management's Discussion and Analysis or Plan of Operation          5
Item 3.  Description of Property                                           19
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders                               20
Item 5.  Directors, Executives, Officers and Significant Employees         24
Item 6.  Remuneration of Directors and Executive Officers                  25
Item 7.  Interest of Management and Others in Certain Transactions         25
Item 8.  Legal Proceedings                                                 25

Part II                                                                    25

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                                               25
Item 2.  Recent Sales of Unregistered Securities                           25
Item 3.  Description of Securities                                         25
Item 4.  Indemnification of Directors and Officers                         26

Part F/S                                                                   27

Item 1.  Financial Statements                                              27
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure                            37

Part III                                                                   37

Item 1.  Index to Exhibits                                                 37
Item 2.  Description of Exhibits                                           37

Signatures                                                                 38

Part I

Item 1.  Description of Business

Rent USA, Inc., a developmental stage company, hereinafter referred to as "the Company", is filing this Form 10-SB on a voluntary basis in order to make its financial information equally available to any interested parties or investors.

The Company was originally organized under the laws of the State of Delaware in 1998, as RENT USA, INC, Delaware Company. On November 17, 1999 the Company changed its domicile to the State of Nevada and is now doing business as RENT USA, INC., a Nevada Corporation.(See Part III, Articles of Incorporation and Agreement and Plan of Merger, which is the document vehicle required by the state of Nevada to change the company to Nevada).

Rent USA is in the business of selling and renting construction and multipurpose equipment to construction firms, contractors, and other users of commercial machinery. It also intends to to sell equipment to the mining industry and has signed a binding letter of intent to purchase Calico Rock, a company that mines, crushes and markets colored garden rock to distributors and wholesalers in the home improvement business.

On November 17, 1999, the Company purchased heavy duty construction equipment valued at $7,154,158.00 in return for 1,098,289 common shares of stock and a deferred cash payment of $1,661,721.00. The stock given in exchange for the equipment was valued at $5.00 per share for purposes of this acquisition. The determination to select $5.00 per share as the share price for the equipment was arbitrary and determined as a matter of negotiations between the buyer and seller. The purchase of the equipment was from an unaffiliated and unrelated company, Pacific Standard Financial Group, Inc. ["PSFG"]. The equipment had been originally purchased by PSFG from Williamson Equipment, Inc. dba California Equipment Sales and Big Iron Rental. The Company agreed to become obligated to Bill Williamson of Williamson Equipment for $1,661,721.00 which was to be paid no later than June 3, 2000. The 1,098,289 shares of common stock were actually issued on December 10, 1999. The stock was issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, which allows the issuance of unregistered securities in exchange for assets. These shares are commonly referred to as "restricted stock" which under certain circumstances may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, in certain brokerage transactions, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on NASD or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above.

Based upon the appraisal of the equipment by T.E. Kaplan who rendered an appraisal of the actual cash value as of June 10, 1999, the breakdown of equipment which was obtained by PSFG from California Equipment Sales and from Big Iron Rental was as follows:

California Equipment Sales    New & Used Heavy Equipment $ 2,926,411.00
                              Attachments                    752,879.25
                              Parts                          723,189.00
                              Shop & Tools                   535,038.75
                                                         --------------
                              Total:                     $ 4,937,518.00

Big Iron Rental               New & Used Heavy Equipment $ 1,873,600.00
                              General Office                  74,305.00
                              Shop & Tools                   268,735.00
                                                         --------------
                              Total:                     $ 2,216,640.00
                                                         --------------
                              Grand Total:               $ 7,154,158.00

The promissory note to Bill Williamson became due on June 3, 2000 and was not paid. Mr. Williamson sent a letter to the Company dated August 15, 2000 extending the time for the Company to negotiate a new agreement through January 1, 2001.

The Company also entered into a Marketing Agreement with Northland Supply Company ["Northland"], a sole proprietorship owned by Denzel Harvey, a disabled veteran and brother of Al Harvey, the founding Chief Executive Officer of the Company. Under the terms of this agreement Rent USA, Inc. will provide Northland with rental equipment and supplies which Northland will, in turn, rent to the construction industry. Northland is certified by the State of California as a Disabled Veterans Business Enterprise (DVBE) provider under the state of DVBE California program.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Customer Profile-General
------------------------

The Company intends to set up three divisions, the first to be known as Equip USA is expected to result in approximately 25% of the Company gross income and will provide services in the following four categories:

1. Equipment Rentals - the principal service, consists of renting equipment to small and large contractors, and construction companies.

2. Equipment Sales - The sale of new and used equipment to small and large contractors and construction companies. The Company is presently negotiating an agreement whereby it will become a dealer for New Holland, a manufacturer of heavy construction equipment.

3. Re-Rentals - this means re-renting equipment which the Company must rent from others and does not own, then re-renting that equipment to an end user at an anticipated 20% markup over the amount which the Company must pay the owner of the equipment.

4. Trade Rentals - this means renting equipment on a long term basis to other rental yards, which they, in turn, will mark up and re-rent to the general public at a markup, generally 20%.

Presently, the Company has no agreements other than with Northland for re-rentals or trade rentals. Also, presently, the Company has no agreements with anyone for equipment sales. As a result, at the beginning, the only source of income will be from the rental of equipment which the Company owns to contractors and to Northland.

Also, the Company has not yet made any definitive agreement with New Holland and until a franchise for the sale of New Holland equipment is executed and floor financing arranged, the Company will not begin to sell new equipment.

Sale of used equipment and rental of equipment which the Company either owns or has on consignment for that purpose from others is the primary business of the Company at present.

The other divisions which the Company intends to form are Equip Mining Systems which will specialize in the sale of mining equipment and the acquisition of the Calico Rock, a long time wholesale supplier of crushed rock in the Western United States which will then be known as Calico Mines once it has been acquired by Rent USA.

Geographic Service Area
-----------------------

The proposed geographic marketing area for the company at present will be limited to the southwest United States and will only include Southern California, Nevada, Utah and Arizona.

Industry Analysis
-----------------

According to the American Rental Association, the trade group for the equipment rental business, construction and development in the United States has continually increased over the last twenty years. Due to this gradual increase of activity, demand for rental construction equipment and machinery has been sustained at a relatively high level. The Association states that it has seen gradual movement in the business from small, family owned, single facility rental yards to large corporations with multiple facilities. As detailed in "1999 Rental Year in Review" during the past year, there were changes that were "unprecedented in the world of tool rentals. "These changes represented mergers, hostile takeovers and consolidations." As a result, the Company believes that in a time of large corporations without the local service which small business owners formerly gave their customers, there is an opportunity for Rent USA to take advantage of this consolidation to build a business limited to heavy construction machinery and equipment by providing superior customer service through a strategy of being in close proximity to the customer, by being able to respond to customer needs in a timely and appropriate manner.

The equipment rental market as a whole has been growing at a rapid rate in excess of 20% annually based on revenues reported to the American Rental Association by its 7200 member organizations throughout the United States. The market for these products amounted to $3 billion in 1996, increased to 3.5 billion in 1997 and continued to rise by a similar increase in 1998, according to Rental Equipment Register, the trade publication of the American Rental Association.

These trends which have been noticed by the American Rental Association have not been broken down into regions and for that reason, the Company has no definitive evidence that these trends exist in the Southwestern United States where the Company intends to build its business. However, there is, likewise, no evidence to the contrary and management believes that the national trends apply to the Southwestern United States as well as to other areas.

It is management's opinion that one of the areas of greatest growth in the equipment rental market is in the area of rentals to contractors fulfilling state and federal contracts. This is the area where Northland will have an advantage because of its DVBE certification. There are only 600 DVBE registered businesses in the California and only one in the heavy construction field according to the Disabled Veterans Alliance. The alliance between the Company and Northland should have a positive impact on the ability of the Company to obtain business. The reason for this is due to the fact that Northland has an advantage over other non DVBE companies when bidding on federally mandated construction projects. The most recent version of the law passed by Congress and by the California State Legislature requires that at least 3% of all contracts let in State and federally mandated projects be to DVBE owned companies. It should be noted that Rent USA, Inc. is not a DVBE registered company nor does it intend to obtain such a registration. However, the Company's alliance with Northland, will, in management's opinion, have a positive and beneficial affect.

Currently, the entire equipment rental market is shared by approximately 7,000 equipment rental yards across the United States, with United Rental Corporation positioned as the market leader.

Through acquisitions, United Rental has amassed over $1.7 billion in rental revenues for fiscal 1998. United Rental began its acquisition strategies upon its inception in 1997.

The service area for Rent USA, Inc. is a twelve-month construction Area. The Southwestern United States does not experience any disruption in construction due to weather or other seasonal issues which should also be advantageous to assuring regular cash flow.

Because the company has no operating history, it is impossible at this time to state the utilization rate for the Company's equipment, that is, the percentage of time which the equipment will be rented to customers as opposed to the time that it sits in the yard unrented and not generating income. The Company believes that its utilization rate will be comparable to those in the industry, averaging approximately 55%.

Prospects for Growth
--------------------

The Company's goal is to become a highly visible and regionally known company providing affordable and well maintained equipment for the construction industry.

This is to be accomplished in two ways. The first is direct rental of equipment which the Company already owns to the construction industry. Because this equipment is housed mainly in the Southern California area near the Nevada border, it can be rented in either the Southern California or Southern Nevada areas.

The second way in which the Company intends to grow is through the acquisition of other heavy equipment rental yards who are already in business in the targeted area of Southern California, Nevada, Utah and Arizona. It is anticipated that these acquisitions will be made in exchange for common or preferred stock in the Company and, in certain circumstances, for cash in addition to either common or preferred stock, or both.

Presently, the Company has one acquisition which it has targeted and with whom the Company has executed a binding letter of intent. That company is Calico Rock which is in the mining of colored rock which is crushed for use in home gardens. Presently, the Company has no targeted acquisition in the business of equipment rental.

When the Company does find an acquisition target, one of the requirements will be that the financial statements of that acquired entity must be audited as a condition to the merger or acquisition.

Management developed projections for the first year of operations which showed that based upon the amount of business available in the Company's immediate service area of California and Nevada, and based upon the Company's in-house survey of major construction jobs which will require the rental of heavy equipment during the next year. Additionally, the Company is negotiating an agreement with New Holland, a major heavy equipment manufacturer, to become a licensed dealer for new heavy construction machinery in Southern California and Nevada. If this negotiation is successful, then the Company is hopeful that it can build gross revenues of approximately $800,000.00 per month by the end of the first calendar year of New Holland operations. The Company developed projections which were attached as Exhibit 2.1 to Amendment No. 3 of the Registration Statement which purported to show how the Company intended to develop its business over the first calendar year beginning in January, 2000. However, this newest amendment to the Registration Statement, Amendment No. 5, is being filed during mid November, 2000, and the assumption that the Company would commence the sale of new equipment during 2000. That has not occurred and the Company has been required to rely strictly on equipment rentals and sales of used equipment during the year 2000. The Company does not believe that Exhibit
2.1 any longer represents a correct or complete view of the Company's operations for 2000. An accurate accounting for the first 3 quarters of 2000 are set forth in the Forms 10-QSB filed by the Company for the first, second and third quarter respectively and your attention is directed toward those documents for a more complete understanding of the Company's present financial situation.

The Company believes that once the acquisition of Calico Rock is completed, Equip Mining Systems becomes well established and Equip USA commences the sale of new as well as used equipment, about 25% of the Company's gross annual business will be from the Equip USA rental and sales operation, approximately %30 from Equip Mining Systems and the balance of 45% from Calico Mines. According to the projections filed with the third quarter Form 10-QSB Report for the Company which should be read in conjunction with this Registration Statement, Amendment No. 5, the Company will produce gross income during the first full year of operations expected to commence in May of 2001 and end in May, 2002 of approximately $16,000,000 with a gross profit margin of 35% and a bottom line net income after taxes of approximately 12.2%.

                                 Rent USA, Inc.
                                Income Statement

                                        YEAR 1
                 ----------------------------------------------------
                      Rent USA                Equip Mining    Calico
                                  Equip USA    Systems         Mines

NET SALES          $16,405,976   $4,100,000   $7,023,500   $5,282,476

COGS               $10,663,703   $2,610,235   $5,351,718   $2,701,750
Gross Profit        $5,742,273   $1,489,765   $1,671,782   $2,580,726
Gross Margin %           35.0%         36.3%        23.8%        48.9%

SG&A                $2,563,185     $775,575     $844,241     $943,370
NBIT                $3,179,088     $714,190     $827,542   $1,637,356
NBIT %                   19.4%         17.4%        11.8%        31.0%

Interest Expense      $107,374     $107,374           $0           $0

Income Taxes        $1,075,100     $212,386     $289,640     $573,075
Net Income          $1,996,614     $394,431     $537,902   $1,064,281
Net Income %             12.2%          9.6%         7.7%        20.1%

              These forecasts should be read in conjunction with the
                   Attached Summary of Significant Assumptions

                                 Rent USA, Inc.
                                And Subsidiaries
                       Summary of Significant Assumptions
                                       And
                    Notes to Prospective Financial Statements

The financial forecasts which appear herein above present to the best of management's knowledge and belief the Company's financial position, results of operations and cash flows for the forecast periods. Accordingly, the forecast reflects its judgment as of the date of this filing of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecast. There usually will be differences between forecasted and actual results because events and circumstances frequently do not occur as expected and those differences may be material.

The projected amounts of sales and net income are based upon the hypothetical assumption that the Company operated Equip USA, Equip Mining Systems and Calico Mines for an entire year. Such projections reflect to the best of management's knowledge and belief the operating results that would be obtained, given that hypothetical assumption.

None of the forecasts which are contained herein were examined by the Company's auditor, John Spurgeon, CPA and as a result, he can assume no responsibility for them. They are purely management's belief as to what will occur in the event the Company is able to complete all of the acquisitions which it presently intends to undertake.

1. Summary of Significant Assumptions

a. Intended Acquisitions - The financial forecasts assume the Company will acquire Calico Mines and will be able to complete its launch of Equip Mining Systems. The funds required to operate Calico Mines and Equip Mining Systems are expected to be derived from the proceeds of a rights offering to shareholders of Senior Care Industries, Inc. which will be registered by the filing of a Form SB-2. The Company expects to raise a maximum of approximately $2,300,000.00 from that rights offering.

                                 Rent USA, Inc.
                                And Subsidiaries
                       Summary of Significant Assumptions
                                       And
                  Notes to Prospective Financial Statements
                                   (Continued)

The rights offering is expected to be completed during the first six months of 2001 and the capital obtained from that offering will immediately be infused into the Company and used to complete operate Calico Mines and Equip Mining Systems.

b. Sales - The Company assumes that sales will increase approximately 8% per annum over the five year period of the projections. Based upon management's study of the market for its equipment and on the study of the needs for crushed rock in the Western area serviced by Calico Mines presently, it believes that a forecast of an 8% increase in business per annum is justified. The sales forecast depends upon the Company being able to complete its anticipated acquisition of Calico Mines and the launch of Equip Mining Systems by mid 2001.

c. Cost of Sales - The principal components of the cost to produce the Company's forecasted revenue is the purchase of equipment for resale, labor, transportation, equipment maintenance and mine overhead at Calico Mines.

d. Selling, General and Administrative Overhead - The principal cost of selling relate to sales person salaries and commissions, transportation costs, and advertising. Generally, each of these costs varies according to the amount of product sold and accordingly, have been estimated based upon estimated sales volume. General and administrative overhead are fixed costs which have been estimated based upon Management's experience plus known increases and adjustments for anticipated inflation based upon recent inflationary trends.

e. Interest - The Company presently has various equity lines of credit and intends to develop additional lines of credit which will carry interest at a rate ranging from 9.5% to 12% interest over the period of the forecasts. Due to the Company's business of selling new and used equipment, there will always be a borrowing component for flooring of equipment held for resale.

f. Income Taxes - The income tax provisions are based upon the current statutory rates in effect for corporations. Because the Company may expand its operations into other states than where it operates presently, such as Nevada, where there is no state income tax to states where there may be a state income tax, the total tax provision in relation to income before taxes may change during the forecast period of five years.

2. Summary of Significant Accounting Principles

The following are the significant accounting policies the Company uses in the preparation of its financial statements:

Former Development Stage Company

Effective this year, the Company began its planned operations and generates significant revenues and is no longer in the development stage as defined under Financial Accounting Standards Board Statement No. 7.

Use of estimates

The preparation of the forecasts were made in conformity with generally accepted accounting principles requiring management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues are recognized as earned as time passes from rights to use assets (rentals) which extend continuously over time based on contractual prices established in advance.

                                 Rent USA, Inc.
                                And Subsidiaries
                       Summary of Significant Assumptions
                                       And
                  Notes to Prospective Financial Statements
                                   (Continued)

Accounts Receivable

Management of the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Bad Debt Expense

There was no bad debt expense either for 2000 or 1999.

Property and Equipment

Property and Equipment are valued at cost. Maintenance and repair costs are charged to expenses as incurred.

Depreciation

Depreciation is computed on the straight- line method based on the estimated useful lives of the assets. Depreciation expense was $398,464 and $0 for 2000 and 1999, respectively.


Income Taxes

Income Taxes The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109 "Accounting For Income Taxes" (SFAS No. 109). SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Continued Discussion of Prospects for Growth
--------------------------------------------

In an earlier version of this Registration Statement, the Company had projected that it could expect gross revenues of approximately $9,500,000.00 during the year 2000 as a result of income from planned acquisitions. However, those projections were far too aggressive and presently, are not justified mainly because the Company has made no acquisitions during the year 2000 and because it has not yet completed its agreements with New Holland. As a result, the Company's actual revenues during the year 2000 to date have been minimal.

Actual revenue trends can be traced more accurately from the quarterly reports filed by the Company for the first, second and third quarter of 2000 and should be read in conjunction with this Registration Statement.

Additionally, the Company presently has no financial resources and no ability to develop its business without financial assistance. The Company intends to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that cash generated internally and cash available under credit facilities is not sufficient to provide the capital required for such purposes and future operations, the Company will require additional debt and/or equity financing in order to provide for such capital. There can be no assurance, however, that such financing will be available or, if available, will be available on terms satisfactory to the Company. Failure by the Company to obtain sufficient additional capital in the future could limit the Company's ability to implement its business strategy.

Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion, and may limit the Company's ability to withstand competitive pressures and render the Company more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders.

If the Company is unable to obtain financing, it will not be able to meet its projected revenue goals.


Advertising and Promotion
-------------------------

The Company's overall advertising and promotional objectives are to position the firm as a leader in the equipment rental market in its regional area of Southern California, Nevada, Utah and Arizona.

The Company intends to develop an advertising campaign built around the message of "we will be there when you need a job done right", beginning with a "who we are" statement and supporting it with ads that reinforce this message.

Additionally, the Company intends to develop a consistent and ongoing program to reach out to the market throughout the year to always look toward increasing market share once its revenue stream begins. Combined with standard advertising practices, the Company intends to gain recognition through direct mail and targeted marketing efforts (such as phone solicitations, and Internet advertisements) to past and current customers of Denzel Harvey, the owner of Northland who has been in business since 1995 and past customers of Al Harvey who has been involved in the equipment rental business since 1992.

Whether the Company will be able to gain the leadership position it contemplates by its advertising campaign will depend upon many factors which are beyond the control of the Company and which may result in the Company failing to obtain the objectives which were intended.

Competition
-----------

The equipment rental industry is highly fragmented and competitive. The Company's competitors include: public companies or divisions of public companies (such as Hertz Equipment Rental Corporation, Prime Service, Inc. United Rentals, Inc. and Rental Service Corporation); regional competitors which operate in one or more states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers.

With respect to the Company's plans to sell new equipment as a dealer for New Holland, it will have major competition from other heavy equipment dealers who are more intrenched into the marketplace including dealerships for such well known manufacturers as Caterpillar and John Deere. New Holland has an old name in the farm equipment manufacturing business but is new to the heavy construction equipment business having been recently purchased by Fiat of Italy.

The Company believes that, in general, large companies enjoy significant competitive advantages compared to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand. Certain of the Company's competitors are larger and have greater financial resources than the Company.

As noted above, there are only 600 DVBE registered businesses in the California and only one in the heavy construction field according to the Disabled Veterans Alliance. The alliance between the Company and Northland should have a positive impact on the ability of the Company to obtain business. The reason for this is due to the fact that Northland has an advantage over other non DVBE companies when bidding on federally mandated construction projects. However, the program passed by the California State Legislature requires 3% of all contracts let in State and federally mandated projects be to DVBE owned companies. Even though there are no other disabled veteran owned companies bidding for heavy equipment rentals in California, this program only gives the bidder an advantage in bidding and is no assurance that Northland will obtain the bid which could well go to lower bidders or bidders who are more suited to furnishing the exact equipment needed for a particular job.It should be noted that Rent USA, Inc.

It should also be remembered that Rent USA is not a DVBE registered company nor does it intend to obtain such a registration. However, the Company's alliance with Northland, will, in management's opinion, have a positive and beneficial affect.

Patents
-------
The Company does not hold trademarks, copyrights or patents.

Regulations
-----------

The Disabled Veterans Business Enterprise (DVBE) program in California and by Congress on a Federal level gives an entitlement to disabled veterans on a par with minorities. Because of the agreement between the Company and Northland which is owned by Denzel Harvey, a disabled veteran, Northland is able to favorably compete on all expenditures for State of California and Federal public works projects. The agreement between Northland and the Company provides for an exclusive marketing arrangement whereby the Company will provide the material, equipment and supplies for all of Northland's projects. The agreement is for seven years and is renewable. The agreement is written and signed by both parties. Other than this law, no material regulations govern this business enterprise beyond standard business practices and licenses.

Employees
---------

The Company has no organized labor and/or union agreements. The heavy equipment rental industry has minimal seasonal impact to the employees. The Company will maintain industry standard health and other necessary benefits for its key employees which will be expanded upon on further filings and when the Company has additional cash flow necessary to offer these benefits.

When this Registration Statement was originally filed, the Company held a 7 year term Employment Contract with the Chief Execution Officer, Al Harvey dated July 27, 1998. The contract agreed upon the duties and compensation between the two parties. (See attached Employment Contract in Part III Item 1 in this registration). That Agreement has subsequently been voided due to Mr. Harvey's retirement from the Company.

As the Company phases in its new business enterprises, the need for additional personnel will grow considerably.

During September, 2000, the Company engaged various new executive personnel including a new chief financial officer, a chief operations officer and entered into a joint venture to begin operations of Equip Mining Systems with Dan Hodges. Once Equip USA begins selling both new and used equipment, the Company anticipates at the outset a total of 3 sales personnel, 5 maintenance persons in that division, one other sales person working with Dan Hodges in Equip Mining Systems, two maintenance persons in that division and additional personnel in Calico Mines. Presently Calico Mines employs approximately 50 persons and those employees will be coming on board at Rent USA as the Calico Mining division of the Company.

At the present time, the Company has five executive personnel, two yard persons, and one clerical person and a bookkeeper.

Risk Factors
------------

Principal components of the Company's growth strategy includes expansion through an ongoing acquisition program, the opening of start-up locations, and internal growth. However, there can be no assurance that the Company will successfully implement its growth strategy or that, if implemented, such strategy will result in ongoing profitability. In addition, the Company may not make acquisitions unless certain financial conditions are satisfied or the consent of new lenders is obtained.

Furthermore, there can be no assurance that the Company's growth rate will be comparable to the past or future growth rate of the overall equipment rental industry or any segment thereof. The Company's growth strategy involves a number of risks and uncertainties, including:

AVAILABILITY OF ACQUISITION TARGET AND SITES FOR START UP LOCATIONS.

The Company may encounter substantial competition in its efforts to identify and acquire appropriate acquisition candidates and sites for start-up locations, which could have the effect of increasing prices for acquisitions or such sites. There can be no assurance that the Company will succeed in identifying appropriate acquisition candidates or sites for start-up locations or that the Company will be able to acquire any acquisition candidate or site that it does identify on terms that are acceptable to the Company.

CERTAIN RISKS RELATED TO START UP LOCATIONS.

The Company expects that start-up locations may initially have a negative impact on results of operations and margins due to several factors, including: (i) the Company will incur significant start-up expenses in connection with establishing each start-up location and (ii) it will generally take some time following the commencement of operations at a start-up location before profitability can be achieved. There can be no assurance that any start-up location will become profitable within the first several years of operations, if at all.

NEED TO INTEGRATE NEW OPERATIONS.

As the Company grows, the Company intends to focus substantial efforts on the efficient integration of new operations, the elimination of duplicitous costs and the reduction of overhead. There can be no assurance, however, that the Company will be successful in these efforts or that these efforts may not in certain circumstances adversely affect existing operations.

NEED TO RECRUIT ADDITIONAL PERSONNEL.

The Company will require additional personnel in order to implement its growth strategy and support expanded operations. Accordingly, the Company is in the process of recruiting additional operating, acquisition, finance and other personnel from the equipment rental industry and from other industries. There can be no assurance, however, that the Company will succeed in recruiting the requisite qualified personnel as and when needed.

DEPENDENCE ON ADDITIONAL CAPITAL TO FINANCE GROWTH

The Company's growth strategy will require substantial capital investment. Capital will be required by the Company for, among other purposes, completing acquisitions, establishing new rental locations, integrating completed acquisitions, acquiring rental equipment and maintaining the condition of its rental equipment. The Company intends to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that cash generated internally and cash available under credit facilities is not sufficient to provide the capital required for such purposes and future operations, the Company will require additional debt and/or equity financing in order to provide for such capital. There can be no assurance, however, that such financing will be available or, if available, will be available on terms satisfactory to the Company. Failure by the Company to obtain sufficient additional capital in the future could limit the Company's ability to implement its business strategy. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion, and may limit the Company's ability to withstand competitive pressures and render the Company more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders.

POSSIBLE UNDISCOVERED LIABILITIES OF ACQUIRED COMPANIES

Although the Company will perform due diligence investigation of each business that it might acquire, there may nevertheless be liabilities of the Acquired Companies or future acquired companies that the Company fails or is unable to discover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. The Company will seek to minimize the impact of these liabilities by obtaining indemnities and warranties from the seller, which may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor, or other reasons.

DEPENDENCE ON MANAGEMENT

The Company is highly dependent upon its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company. The Company does not presently maintain "key man" life insurance with respect to members of senior management. The Company's rental locations shall be managed by local managers who have extensive experience in the equipment rental industry and substantial knowledge of the local markets served. These managers shall be generally former owners or employees of the businesses acquired by the Company. The loss of one or more of these managers may have a material adverse effect on the Company in the event that the Company is unable to find a suitable replacement in a timely manner.

NEED FOR INTEGRATED INFORMATION TECHNOLOGY SYSTEMS

The Company is in the process of analyzing an integrated information technology system that will link all future locations, integrate operating and financial data on a Company-wide basis, and enable the real-time tracking of rental transactions, equipment availability, inventory and other data. The Company expects that this system will become operational at substantially all the Company's locations by September 2000. The Company thereafter will be required to expand the system on an ongoing basis as it adds locations. Although the Company expects the system to become operational in September 2000, there can be no assurance that the Company will not encounter unexpected delays or that such system when operational will function in accordance with the Company's expectations. Failure of the system to become operational or to function as expected could negatively impact the Company's ability to implement its growth strategy. Until the new system is operational, each acquired business will continue to use the systems that it had in place at the time it was acquired.

COMPETITION

The equipment rental industry is highly competitive and rapidly consolidating. The Company's competitors include public companies or divisions of public companies; regional competitors which operate in one or more states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. Certain of the Company's competitors are larger and have greater financial resources than the Company. There can be no assurance that the Company will not encounter increased competition from existing competitors or new market entrants or that equipment manufacturers will not commence, or increase their efforts, to rent or sell equipment directly to the Company's customers. In addition, to the extent that competitors seek to gain or retain market share by reducing prices, the Company may be required to lower its prices, thereby affecting operating results.

SENSITIVITY TO GENERAL ECONOMIC AND WEATHER CONDITIONS

The Company believes that the equipment rental business is sensitive to changes in economic conditions and that demand for rental equipment can be reduced significantly by adverse weather conditions. There can be no assurance that the Company's business and financial condition will not be adversely affected by (i) changes in general economic conditions, including national, regional and local changes in construction and industrial activity, (ii) increases in interest rates that may result in a higher cost of capital to the Company, or (iii) adverse weather conditions that may decrease construction and industrial activity.

QUARTERLY FLUCTUATIONS OF OPERATING RESULTS

The Company expects that its revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including: seasonal rental patterns of the Company's customers (with rental activity tending to be lower in the winter); changes in general economic conditions in the Company's markets; the timing of acquisitions and the opening of start-up locations (which generally will require a period of time to become profitable) and related costs; the effect of the integration of acquired businesses and start-up locations; the timing of expenditures for new equipment and the disposition of used equipment; and price changes in response to competitive factors. These factors, among others, may result in the Company's results of operations in some future periods not meeting expectations, which could have a material adverse impact on the market price of the Common Stock.

LIABILITY AND INSURANCE

The Company maintains liability insurance which is currently limited to $1,000,000.00 per occurrence. The Company is subject to various possible claims, including claims for personal injury or death caused by equipment rented or sold by the Company or motor vehicle accidents involving Company delivery and service personnel and compensation and other employment related claims which could exceed the amount of any insurance which the Company presently carries. In addition, the Company does not maintain insurance coverage for environmental liability, since the Company believes that the cost for such coverage is high relative to the benefit that it provides. Furthermore, certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by the Company's insurance. There can be no assurance that insurance will continue to be available to the Company on economically reasonable terms, if at all, that existing or future claims will not exceed the level of the Company's insurance or relate to matters not covered by the Company's insurance (such as environmental liability), or that the Company will have sufficient capital available to pay any uninsured claims.

ENVIRONMENTAL REGULATION

The Company uses hazardous materials, such as solvents, to clean and maintain its rental equipment and generates and disposes of wastes such as used motor oil, radiator fluid, solvents and batteries. In addition, the Company currently dispenses, or may in the future dispense, petroleum products from underground and above-ground storage tanks located at certain rental locations. These and other activities of the Company are subject to various federal, state and local laws and regulations governing the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for, among other things, (i) the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws, and (ii) environmental contamination at facilities where its waste is or has been disposed. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. Although the Company investigates each business or property that it acquires or leases and believes there are no existing material liabilities relating to non-compliance with environmental laws and regulations, there can be no assurance that there are no undiscovered potential liabilities relating to non-compliance with environmental laws and regulations, that historic or current operations have not resulted in undiscovered conditions that will require investigation and/or remediation under environmental laws, or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits. Furthermore, there can be no assurance that changes in environmental regulations in the future will not require the Company to make significant capital expenditures to change methods of disposal of hazardous materials or otherwise alter aspects of its operations.

CONFLICTS OF INTEREST.

Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they devote attention, and they may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with their fiduciary duties to the Company.

POSSIBLE NEED FOR ADDITIONAL FINANCING.

The Company has no funds, and as such, funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

REGULATION OF PENNY STOCKS.

The Company's securities are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

NO OPERATING HISTORY.

The Company has no operating history and no revenues from operations. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

NO ASSURANCE OF SUCCESS OR PROFITABILITY.

There is no assurance that the Company will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION.

The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.

Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

LACK OF DIVERSIFICATION.

Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within its target industry and therefore increase the risks associated with the Company's operations.

DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT.

The Company currently has several key individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Because investors will not be able to evaluate the merits of possible business opportunities by the Company, they should critically assess the information concerning the Company's officers and directors.

LACK OF CONTINUITY IN MANAGEMENT.

The Company does not have an employment agreement with any of its officers and directors other than Al Harvey, the Chief Executive Officer, and as a result, there is no assurance that they will continue to manage the Company in the future.

INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

DIRECTOR'S LIABILITY LIMITED.

The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

DEPENDENCE UPON OUTSIDE ADVISORS.

To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

LEVERAGED TRANSACTIONS.

There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

NO FORESEEABLE DIVIDENDS.

The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

LOSS OF CONTROL BY PRESENT MANAGEMENT AND STOCKHOLDERS.

The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but un-issued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's President could sell his control block of stock at a premium price to the acquired company's stockholders.

LIMITED PUBLIC MARKET EXISTS.

There is a limited public market for the Company's common stock, and no assurance can be given that a market will continue or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. The market price for the Company's stock may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

Legal and Governmental
----------------------

Expansive rights were given to DVBE companies through California law in 1989 and Federal law in 1999. Although unlikely, it is proper to note that Federal DVBE guidelines, which were signed into law (public law 106-50) in the Third Quarter of 1999, and/or the State of California DVBE guidelines could conceivably be revised downward at some future date. This might cause a loss of business that would otherwise come to the Company through its exclusive agreement with Northland, a DVBE certified company. This in turn might cause a loss of income and viability in the marketplace. The Company will remain abreast of this possibility and other legal issues facing the rental industry through following research reported in the "Rental Equipment Register" (RER) and other industry publications, and by retaining on-going legal and accountant counsel to address legal and tax issues.

Delay in Financing and Resulting Delays in Operations
-----------------------------------------------------

The Company has been attempting to negotiate a dealership agreement with New Holland for the sale of new heavy construction equipment. To floor this equipment on the Company's lots will require a large credit line approximating $5,000,000.00. Finalizing the agreement with New Holland has taken far longer than originally expected to finalize the Company's territory. As a result, the Company's revenues during the year 2000 have been minimal.

Once the territory which the Company will represent for New Holland is finalized, then the Company believes that it will be able to obtain the required flooring.

Also, the Company has not had sufficient working capital to begin full scale operations for Equip Mining Systems and Calico Mines.

On October 3, 2000, a controlling interest in the Company was purchased by Senior Care Industries, Inc. and a rights offering will be made to Senior Care shareholders which is intended to raise a total of $2,300,000 for working capital. Until the offering becomes effective following the filing of a Form SB-2, it is not expected that the Company will have the necessary working capital to commence full operations as anticipated. Presently, the rights offering should result in an infusion of capital into the Company by May or June of 2001. Those funds will be used as working capital for all divisions but particularly Equip Mining Systems and Calico Mines.

Item 3.  Description of Property

The Company has agreed to lease a 2 acre yard and office space in Chino, California. The lease term expires on February 28, 2003. The base rent is $3,250 per month. Until the Company actually commences business operations, the rent has been paid by Al Harvey who holds the lease to the premises in Chino where the Company's equipment is stored.

The Company also owns heavy construction equipment which was valued as of February 10, 1999 by T.E. Kaplan, heavy construction equipment appraiser, as having a present fair market value of $4,800,011.00, attachments such as dozer blades, shovels and buckets, with a value of $752,879.25, new parts for the heavy equipment in inventory with a value of $723,189.00, office equipment, shop equipment and tools with a value of $878,078.75.

As noted above, a promissory note to Williamson Equipment, Inc. became due on June 3, 2000 and was not paid. Mr. Williamson sent a letter on or about August 15, 2000 wherein he agreed to extend the time for the Company to negotiate an alternative payment plan or to make the payment through January 1, 2001. However, if the Company is unable to make that payment on or before January 1, 2001, the Company will be required to surrender all right, title and interest in the equipment to Williamson thus resulting in a decrease in the value of equipment which the Company still would own from $7,154,158.00 less accumulated depreciation to $2,216,640.00 less accumulated depreciation.

Presently, the Company has no ability to pay the promissory note to Williamson and there is no assurance that the Company will be able to negotiate any agreement with Williamson which avert the return of title to the equipment to Williamson effective January 1, 2001.

Item 4.  Security Ownership of Management and Others and Certain Security
         Holders

The Company is authorized to issue 20,000,000 shares of common stock. It had 6,098,289 shares of common stock outstanding as of December 31, 1999 with approximately 30 shareholders of record.

On March 26, 1999, the Company sold 5,000,000 shares of common stock for $5,000.00 in cash which was exempt from registration pursuant to Regulation D,
Section 504 of the Securities & Exchange Act of 1933, as amended, to expand its shareholder base.

Then, on December 10, 1999, the Company issued 1,098,289 shares to PSFG in exchange for the purchase of heavy construction equipment, attachments such as dozer blades, shovels and buckets, new parts for the heavy equipment in inventory, office equipment, shop equipment and tools with a total value of $7,154,158.00. The stock given in exchange for the equipment was valued at $5.00 per share for purposes of this acquisition. The determination to select $5.00 per share as the share price for the equipment was arbitrary and determined as a matter of negotiations between the buyer and seller.

The following table sets forth information, to the best knowledge of the Company as of December 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, and the officers and directors of the Company.

Name and Address of               Amount of          Percentage
Beneficial Owner                  Ownership          Ownership
----------------                  ---------          ---------

Pacific Standard Financial

Group (1)                         1,098,289            18.009%

Al Harvey, Chief Executive

Officer and Director                  1,500              .024%

(1) The majority beneficial owner of Pacific Standard Financial Group recently changed. Mark Roser had been the majority shareholder. The new majority shareholder is Rudy Reyes. The address for Rudy Reyes is:

Rudy Reyes
Pacific Standard Financial Group, Inc.
31705 West Nine Drive
Laguna Niguel, CA 92677

There are numerous other minority shareholders of the company among whom are the following:

Jon King
Barbara Green
Pam Richards
Dan Shaw
Diane Taylor
Diane Jensen
Shauri Law
Gary King
Cecil Jacobson

The addresses for these persons may be obtained by making a request to Rudy Reyes at the address set forth above.

Item 5.  Directors, Executives, Officers and Significant Employees

Since the original Registration Statement was filed by the Company, the Company has undergone considerable changes in its staff of officers and directors. These changes came about mostly due to considerable delay in the Company being able to complete its financing and begin full operations.

The directors and officers of the Company were originally as follows:

Name               Age             Position
------------    -------     --------------------

Al Harvey           56         Chairman, Chief Executive Officer, Director
Dan McCoy           37         President, Chief Financial Officer, Director
Gary Hulbert        63         Vice President & Regional Manager

Responsibilities of Former Management
-------------------------------------

Al Harvey,    Chairman     and CEO

Mr. Harvey develops and maintains the company vision. Oversees all areas and company departments. Approves all financial obligations. Seeks business opportunities and strategic alliances with other organizations. Plans, develops and establishes policies and objectives of business organization in accordance with board directives and company charter. Directs and coordinates financial programs to provide funding for new or continuing operations in order to maximize return on investments and increase productivity.

Goals include: To form Rent USA into one of the premier equipment rental companies in the Unites States by maintaining quality of equipment, service and reliability to facilitate increased revenues, profitability, and exposure.

Dan McCoy,    President     and CFO

Works closely with CEO to develop revenue and profitability goals. Works with investors and creditors to raise required capital to meet Companies funding requirements. Works with CEO to target and review feasibility of potential acquisitions. Overseas Company's overall accounting and tax liabilities. Works with Sales Manager to establish optimal sales levels and pricing.

Gary Hulbert, Vice President and Regional Manager

Oversees the Southern California Divisions of the Company to ensure maximum profitability and adherence to Board mandated policies and directives.

Former Management Team Backgrounds
----------------------------------

The strength of Rent USA's management team stems from combined expertise in both management and technical areas. This has produced outstanding results over the past years. In addition, the leadership and alignment characteristics of Rent USA's management team have resulted in the establishment of broad and flexible goals designed to meet the ever-changing demands of the quickly moving marketplace requiring Rent USA's products. This is evident when the team responds to situations requiring new and innovative capabilities.


Al Harvey, Chairman & CEO

Mr. Harvey's professional experience includes virtually every aspect of the equipment rental industry. He has been involved in the construction and rental industry for over 30 years. Mr. Harvey has acquired specific knowledge of the needs of construction


Daniel L. McCoy, President & CFO

Mr. McCoy has extensive experience in the banking and finance area. Previous position held include: January 1995 to December 1999, President and founder of Ayrlett Company a manufacture and marketer of injection molded plastic valves used in the plumbing industry. January 1994 to January 1995, Fist Vice President International Industrial Bank of Moscow Russia. June 1991 to December 1993, Vice President & Manger International Banking, Union Bank of California. 1986 to June 1991, Vice President & Manager, International Treasury Services for Standard Chartered Bank of London.

Gary Hulbert, Vice President & Regional Manager

With more than 40 years heavy equipment sales and management experience, Mr. Hulbert brings great depth to the Rent USA management team. Owner Southland Equipment December 1999 to May 1989, Equipment Salesman Western Equipment Sales November 1985 to May 1989, Operations Manager Scott Machinery Co.82-85, Partner Sealpoint Diving & Salvage Company 79-82, 59 Sheppard Machinery mechanic, parts & branch.

Remuneration of Former Directors and Executive Officers
-------------------------------------------------------

                         Annual                 (a)Off Balance
Name:                    Comp.                   Sheet Sales
------------------------------------------------------------
Al Harvey, CEO                 $ 225,000
Dan McCoy,    PRES    &CFO     $ 150,000
Gary Hulbert, VP&RM            $  84,000             1%
Open - Controller              $  42,000

(a) percent representative of off balance sheet sales handled personally by Gary Hulbert. "Off balance sheet" sales refers to equipment sales, primary of used equipment belonging to Company's customers, that are sold by Company on a consignment basis and are not placed on the Company's balance sheet during the sales period. For conducting or arranging such sales, Company will earn a commission from seller. Typically this commission is equivalent to 6%-12% of the sales price.

As of August 1, 2000, Dan McCoy resigned and Gary Hulbert took other employment. Neither of them are any longer connected to the Company in any manner nor do they have anything owed to them either by way of salary or other compensation.

Dan McCoy was replaced by Charles C. Hooper as President, Chief Financial Officer and Director. Mr. Hooper is 52 years of age.

Gary Hulbert has not as yet been replaced.

Mr. Hulbert resigned effective August 1, 2000 because the Company was unable to pay any salary to him and because he was unable to make commissions as had been originally anticipated when he came on board at the time the Company was first organized. No salary was ever paid to Mr. Hulbert and no commissions were made by him during the time that he was associated with the Company.

Dan McCoy was terminated by the Board of Directors effective August 1, 2000 due to unreconcilable differences between management's view of the Company and Mr. McCoy's view of how the Company should develop. He was immediately replaced by Mr. Hooper.

Present Management
------------------

        Following the purchase of a controlling interest in Rent USA by Senior Care Industries, Inc., on October 3, 2000, John W. Cruickshank, Senior Vice President of Senior Care Industries was asked by the Senior Care Board of Directors to become an officer and director of Rent USA and he agreed.

        The following persons are presently officers and directors of Rent USA:

Name                       Age      Position
--------------------------------------------------------------------------------
Jeffrey P. Harvey          40       Chairman, Chief Executive Officer, Director
Charles "Cort" Hooper      52       President, Chief Financial Officer, Director
Jim Flippen                54       Chief Operating Officer
Art Wigand                 57       Chief Financial Officer
John W. Cruickshank        60       Secretary, Director

Management Responsibilities
---------------------------

Jeff  Harvey, Chairman, Chief Executive Officer, Director

         Mr. Harvey will act to develop and maintain the company vision. He will oversee all areas and company departments. He will Approve all financial obligations, will seek business opportunities and strategic alliances with other organizations, will plan, develop and establish policies and objectives of business organization in accordance with board directives and company charter, direct and coordinate financial programs to provide funding for new or continuing operations in order to maximize return on investments and increase productivity.

         Goals include: To form Rent USA into one of the premier equipment rental companies in the Unites States by maintaining quality of equipment, service and reliability to facilitate increased revenues, profitability, and exposure.

Charles C. Hooper, President, Director

         Mr. Hooper will work closely with Jeff Harvey to develop revenue and profitability goals. His essential obligation is to work with investors and creditors to raise required capital to meet Companies funding requirements, to work with CEO to target and review feasibility of potential acquisitions and to oversee the Company's overall accounting and tax liabilities. Finally, he will work with Sales Managers to establish optimal sales levels and pricing.

Jim Flippen, Chief Operating Officer

         Mr. Flippen has the experience and dedication to assemble a cost effective organization with emphasis on business development from concept through negotiation and development of cash flow models from start up to maintenance of an organization. His experience includes financing, leasing, plant design and setup, cost accounting and control, quality control, production and a safe working environment. Mr. Flippen believes that the worker environment should be exciting, challenging and goal oriented with a fun everyday experience for all persons involved.

Arthur Wigand, Chief Financial Officer

         Mr. Wigand brings a broad based manufacturing and engineering background to the Company with a stong emphasis on strategic planning and execution, organizational skills and bottom line management capabilities. His experience demonstrates his expertise in increasing profit and expanding the capabilities of the company. He will be the hands on financial person experienced in both governmental and commercial sales with experience in both domestic and international sales.

John W. Cruickshank, Secretary, Director

         Mr. Cruickshank will act to coordinate all legal and accounting aspects of the Company's business and will work closely with the other executive officers to assist in negotiation and implementation of funding requirments. Mr. Cruickshank is also Senior Vice President of Senior Care Industries, Inc. and acts as the liaison between management of Rent USA and the executive team and Board of Senior Care Industries, Inc.

Management Team Backgrounds

Jeff Harvey, Chairman, Chief Executive Officer, Director

         Prior to coming with Rent USA, Mr. Harvey had been a marketing consultant to Glyphics Communications, Mediaworks and Northland Rental & Supply since 1998. Mr. Harvey was director or marketing for Dynacom Teleconferencing in Salt Lake City, UT from 1996 to 1998. Dynacom Teleconferencing was acquired by Glyphics Communications in 1998. Mr. Harvey is a licenced real estate appraiser in the State of Utah. His experience in the rental and heavy equipment business spans the last two decades where he learned the business under his father, Al Harvey, former Chairman of Rent USA and founder of the Company. From 1994 to 1997, Mr. Harvey was on the PGA Golf Professional circuit, prior to that time having attended the University of Utah and is preparing to enter a series of courses to obtain a graduate degree in Business Management. From 1991 to 1994, Mr. Harvey was employed at Northland Rental & Supply and assisted Denzel Harvey, his uncle, in developing the DVBE program and Northland's current business model in the State of California. From 1983 to 1990, he was employed in the equipment rental business by Rent-a- Tool in the Utah market. Mr. Harvey is also a member of the National Honor Society.

Charles C. Hooper, President, Director

         Mr. Hooper was from 1986 until coming with the Company, the Chief Executive Officer of Mojave Natural Resources in Temecula, California, a company which produces decorative rock and construction aggregate and industrial minerals. From 1978 until 1990, he was also the owner of Old Town Financial in La Jolla, California, a developer of shopping centers, office buildings, condominiums, apartments, health clubs, single family homes and ranch estates. He began his career in 1968 with Litton Industries as a reliability systems engineer which designed and built missle guidance systems for the U.S. Army ground to air combat installations. He was an officer in the U.S. Navy during the Viet Nam war and became an instructor at the Naval War College. He served two tours in Viet Nam as Navy Seal and trained submarine diving officers. From 1974 until 1986 he was the owner of Organizational Diagnostics Associates in San Diego, California, a private financial and business consulting firm to Fortune 500 and local companies pioneering the development of financial and legal software systems. Mr. Hooper is a graduate of the University of California at Los Angeles with High Honors, has a Master of Science Degree from the U.S. Naval

Post Graduate School and has done doctorate work in finance and human behavior. He has also taken a number of continuing education courses in finance, real estate and insurance. He is a 22 year member of the San Diego Yacht Club, a member of Toastmasters International, The Veterans of Foreign Wars, the California Mining Association and the Pacific S.W. Quarter Horse Association.

Jim Flippen, Chief Operating Officer

         Mr. Flippen has over thirty years of experience in the Civil Engineering Contracting field, is a graduate civil engineer and started his own engineering contracting firm in Los Angeles, J.C. Flippen & Son in 1969 with clients including among others, Atlantic Richfield, Mobil Oil, Union Oil and the Parsons Group building annual sales to in excess of 8 million dollars when the company was sold in 1981. He then founded Recycled Asphalt Materials Systems, perfecting a way to recycle 100% of used asphalt paving back to its original state. By 1985 he had three of these plants working in Arizona along with a crushing facility with annual sales of 10 million dollars. This business was sold in 1986 to Tanner Industries. He then moved to San Diego and founded Flippen Engineering, Inc. specializing in sand and gravel mining and recovery and handling the engineering aspects of a number of large development projects including high end resindential, commercial and a Robert Trent Jones golf course. In 1997, he retired and became a consultant specializing in new business development, feasibility studies of acquisitions for quarry development, asphalt plants and batch plants, working on such specific developmental projects as the new San Francisco ball park, the San Francisco BART Airport extension and U.S. Steel hazardous waste clean up.

Arthur Wigand, Chief Financial Officer

From 1986 to 1989, Mr. Wigand was Vice President of Operations at Compudyne Air Traffic Control in San Diego, California, later becoming Vice President and general manager of OAR Corporation directing all California operations including maintenance of a positive cash flow, established material production and scheduling systems and acquired a new product line for the company which represented an additional $1,000,000 in sales annually. In 1995, Mr. Wigand became Vice President of Direction Finder Products for product development, customer service, scheduling and profit and loss for the product group establishing a joint venture with Hughes STX to develop and manufacture search and rescue direction finding equipment. From 1996 through 1998, he became President of Cubic Communications transitioning the company from a government as the sole customer to commercial applications for the company's products. He reengineered plant operations, created and implemented marketing strategies and penetrated new markets.

John W. Cruickshank, Secretary, Director

         Mr. Cruickshank is a graduate of the University of Vermont and Boston College Law School and comes to the company with over 30 years of legal experience. He is Senior Vice President of Senior Care Industries, Inc. and acts as spokesperson for that company. He also acts as coordinator of all legal and accounting aspects of the Senior Care's business and works closely with the other executive officers to assist in negotiation and implementation of funding requirments for that company as well as Rent USA. He is also a member of the Board of Directors of Freedom Surf, Inc. [OTCBB: FRSH & FRANKFURT FRX].

Item 6.  Remuneration of Directors and Executive Officers

                         Annual
Name:                    Comp.
-----------------------------------
Jeff Harvey, CEO         $ 225,000
Charles Hooper           $ 150,000
Jim Flippen              $  95,000
Arthur Wigand            $  95,000
John Cruickshank         $  60,000

Directors are not compensated at this time for serving in the capacity as a director and it is not anticipated that directors will receive any compensation for their service.

All directors serve for a term of one year. Election of directors will occur at the annual shareholder's meeting to be held in January, 2001.

Item 7.  Interest of Management and Others in Certain Transactions

There are no conflicts of interest, self dealing, or contracts (other than employment contracts) signed between the company and principals of the company, and there are no loans made by the company to any officers or directors other than as set forth below:

Northland Supply Company ["Northland"] is a sole proprietorship owned by Denzel Harvey, a disabled veteran and brother of Al Harvey, the Chief Executive Officer of the Company. Under the terms of this agreement Rent USA, Inc. will provide Northland with rental equipment and supplies which Northland will, in turn, rent to the construction industry. Northland is certified by the State of California as a Disabled Veterans Business Enterprise (DVBE) provider under the state of DVBE California program.

The Company commenced a study to determine whether the prices which it charges to Northland and the amounts which Northland pays to Rent USA for the use of Rent USA equipment is fair and equitable to the Company and whether those charges would be similar if Northland were not owned by the brother of Al Harvey, the founder of the Company. The Company determined that the prices charged to Northland were approximately the same as the Company would charge to any wholesaler of rental equipment and that the difference between charges to Northland and others is the approximately the same.

Item 8.  Legal Proceedings

There is no litigation pending at this time.

Part II

Item 1. Market Price of and Dividends of the Registrant's Common Equity and Other Stockholder Matters

Dividends have not been issued by the Company. The market value is to be determined.

The Company's stock is not presently listed on any stock exchange and is not being publicly traded. It is anticipated that the Company will apply to become registered for sales on the OTC and OTCBB of the NASDAQ stock exchange.

Item 2.  Recent Sales of Unregistered Securities

On March 26, 1999, the Company sold 5,000,000 common shares in connection with an exempt offering pursuant to Section 504 of Regulation D and raised $5,000.00 which was paid to the Company by the shareholders subscribing those shares.

On December 10, 1999, the Company issued 1,098,289 shares to PSFG in exchange for the purchase of heavy construction equipment as follows:

New & Used Heavy Equipment        $ 4,800,011.00
Attachments                           752,879.25
Parts                                 723,189.00
Shop & Tools                          791,924.75
General Office                         74,305.00
                                  --------------
Total:                            $ 7,154,158.00
Less Debt:                          1,661,746.00
                                  --------------
Net Value of Assets:              $ 5,492,412.00

Based upon this valuation, 1 share was issued for each $5.00 in value. The price of $5.00 per share was arbitrarily determined based upon negotiation at the time since the stock was not traded and had no intrinsic market value.

Item 3.  Description of Securities

The Company is authorized to issue 20,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share. The Company's presently has 6,089,289 shares of Common Stock issued and outstanding which are held by approximately 30 shareholders of record. 5,000,000 shares are free trading and 1,089,289 are restricted having been issued in exchange for the purchase of assets. No preferred stock is issued or outstanding. The free trading shares were issued in connection with a registration pursuant to Regulation D, Section 504 wherein the Company issued 5,000,000 shares in exchange for the payment of $5,000.00 by the shareholders subscribing to the shares in the Company.

Common Stock.

All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any Directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

Preferred Shares.

Shares of Preferred Stock may be issued from time to time in one or more Series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such Series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Item 4.  Indemnification of Directors and Officers

The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by James E. Slayton, CPA, and have been so included in reliance upon the opinion of such accountant given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Rent USA, Inc.


                                 Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                                December 31, 1999



                        TABLE OF CONTENTS

                                                           PAGE

INDEPENDENT AUDITORS' REPORT                               F-1

BALANCE SHEET - ASSETS                                     F-2

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY       F-3

STATEMENT OF OPERATIONS                                    F-4

STATEMENT OF STOCKHOLDERS' EQUITY                          F-5

STATEMENT OF CASH FLOWS                                    F-6

NOTES TO FINANCIAL STATEMENTS                              F-7

James E. Slayton, CPA
2858 WEST MARKET STREET
SUITE C
FAIRLAWN, OHIO 44333
1-330-865-3553

                          INDEPENDENT AUDITORS' REPORT


Board of Directors                                     December 31, 1999
Rent USA, Inc. (The Company)                           Revised August 25, 2000
Las Vegas, Nevada 89109

     I have audited the Balance Sheet of Rent USA, Inc. (A Development Stage Company) for the period from July 27, 1998 [Date of Inception] to December 31, 1998, the fiscal year ended December 31, 1999 and the cumulative period from inception to December 31, 1999 and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period July 27, 1998 (Date of Inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rent USA, Inc., (A Development Stage Company), as of December 31, 1999, and the results of its operations and cash flows for the period July 27, 1998 (Date of Inception) to December 31, 1998, the fiscal year ended December 31, 1999, and the cumulative period from inception to December 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and has not generated significant revenues from planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton

-------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                      AS OF
                                December 31, 1999


                                     ASSETS

   ASSETS

CURRENT ASSETS
Cash                                                                    0.00
                                                               --------------
Total Current Assets                                                    0.00

PROPERTY AND EQUIPMENT
Property and Equipment(net of depreciation                      7,110,588.00
                                                               --------------
Total Property and Equipment                                    7,110,588.00

OTHER ASSETS
Organization Costs(net of amortization)                                 0.00
                                                               --------------
Total Other Assets                                                      0.00
                                                               --------------
TOTAL ASSETS                                                   $7,110,588.00
                                                               ==============


                 See accompanying notes to financial statements
                                       F-2

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                      AS OF
                                December 31, 1999

                              LIABILITIES & EQUITY


CURRENT LIABILITES
Accounts Payable                                                      910.00
                                                               --------------
Total Current Liabilities                                             910.00

OTHER LIABILITIES
Noncurrent Liabilities                                          1,661,721.00
                                                               --------------
Total Other Liabilities                                         1,661,721.00

                                                               --------------
Total Liabilities                                               1,662,631.00

   EQUITY

Common Stock, $0.001 par value, authorized 20,000,000
  shares; issued and outstanding at 12/31/1999,
  6,098,289 common shares                                           6,098.00
Additional Paid in Capital                                      5,490,347.00
   Preferred Stock, $0.001 par value, authorized 5,000,000,
   none issued                                                          0.00
Retained Earnings (Deficit accumulated during development
stage)                                                            (48,488.00)
                                                               --------------
Total Stockholders' Equity                                      5,447,957.00
                                                               --------------
   TOTAL LIABILITIES & OWNER'S EQUITY                          $7,110,588.00
                                                               ==============


                 See accompanying notes to financial statements
                                       F-3


                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
             July 27, 1998 (Date of Inception) to December 31, 1999



                                 Date of Inception  Twelve Months  Date of Inception
                                      to                to               to
                                  Dec. 31, 1999     Dec. 31, 1999    Dec. 31, 1998
                                  -------------     -------------    -------------
   REVENUE

    Sales                                0.00              0.00            0.00

   COSTS AND EXPENSES
   General and Administrative        5,910.00          5,910.00            0.00
   Depreciation Expense             42,578.00         42,578.00            0.00
                                   -----------       -----------     -----------
     Total Costs and Expenses       48,488.00         48,468.00            0.00
                                   -----------       -----------      ----------
             Net Income or (Loss)  (48,488.00)       (48,488.00)           0.00
                                   -----------       -----------      ----------


Weighted average number of common
   shares outstanding               5,109,829         5,109,629            0.00

   Basic Net Loss Per Share             (0.01)            (0.01)


                 See accompanying notes to financial statements
                                       F-4


                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
              July 27, 1998(Date of Inception) to December 31, 1999



                                                                         Deficit
                                                                     Accumulated

                           Common                  Additional        During          Total
                            Stock                     Paid-in   Development  Stockholder's
                           Shares        Amount       Capital         Stage         Equity
                     ------------  ------------ -------------  ------------ --------------
Balances as of

December 31, 1998              0             0              0            0              0

March 26, 1999         5,000,000      5,000.00           0.00                    5,000.00
Issued for cash

December 10, 1999      1,098,289      1,098.00   5,490,347.00                5,491,445.00
Issued as part of
December 10, 1999
purchase agreement

Net loss                                                        (48,488.00)    (48,488.00)

                     ------------  ------------ -------------  ------------ --------------
Balances as of

   December 31, 1999   6,098,289   $  6,098.00  $5,490,347.00  ($48,488.00) $5,447,957.00
                     ============  ============ =============  ============ ==============

                 See accompanying notes to financial statements
                                       F-5


                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
             July 27, 1998 (Date of Inception) to December 31, 1999


                                 Date of Inception  Twelve Months  Date of Inception
                                       to                to               to
                                  Dec. 31, 1999     Dec. 31, 1999   Dec. 31, 1998
                                  -------------     -------------   -------------
CASH FLOWS FROM
OPERATING ACTIVITIES
 Net (loss) from operations          ($48,488.00)     ($48,488.00)          0.00

 Adjustments to reconcile net income to net cash used in operating activities:

 Depreciation Expense                  42,578.00        42,578.00           0.00

 Increase in accounts payable             910.00           910.00           0.00
                                      -----------      -----------    -----------
 Net cash provided by
 operating activities                  (5,000.00)       (5,000.00)          0.00

CASH FLOWS FROM INVESTING ACTIVITIES
 Net cash in investing activities           0.00             0.00           0.00
                                      -----------      -----------    -----------
 Net cash used by investing activities      0.00             0.00           0.00

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of Capital Stock              5,000.00         5,000.00           0.00
                                      -----------      -----------    -----------
 Net cash provided by
 financing activities                   5,000.00         5,000.00           0.00


 Net increase (decrease) in cash            0.00             0.00           0.00
 Balances as at end of period               0.00             0.00           0.00

                 See accompanying notes to financial statements
                                       F-6

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized July 27, 1998 (Date of Inception) under the laws of the State of Delaware, as Rent USA, Inc. (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On March 26, 1999, the Company issued 5,000,000 shares of its $.001 par value common stock for $5,000.00 in cash to expand its shareholder base.

     On or about November 17, 1999, the Company incorporated in Nevada solely for the purpose of moving the corporate domicile to Nevada.

        On December 10, 1999, the Company issued 1,098,289 shares of its $.001 par value common stock as part of an asset purchase agreement which became effective on November 17, 1999. The Company assumed related liabilities in the amount of $1,661,721.00.

     The Company has 20,000,000 of $.001 par value common stock authorized and 5,000,000 of $.001 par value preferred stock authorized.

     There have been no other issuances of equity or Common Stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.  The Company uses the accrual method of accounting.

     2.  Recognition of revenue from sales:

     Revenues from equipment rentals are recognized as earned as time passes from rights to use assets (rentals) which extend continuously over time based on contractual rights established in advance.

     Revenues from facilitating sales of used equipment are recognized only when the asset sale is consummated and until that time no revenue is recognized.

     The Company had no revenue from sales of any kind through the end of the period which was on December 31, 1999.

     3.  The cost of organization was expensed when incurred.

     4. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

     5. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     6. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation utilizing the following depreciation schedule:

Heavy Equipment 10 years, straight line method Shop & Tools 7 years, straight line method Furniture & Other Equipment 5 years, straight line method

The amount of depreciation recorded during the calendar year 1999 was $42,578.00.

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES - CONTINUED

     7. The Company experienced losses since its inception on July 28, 1998 (Date of inception) to December 31, 1999. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. There has not been any deferred tax benefits recorded as management has deemed it less than likely that the net operating losses will be utilized.

     8.  The Company has adopted December 31 as its fiscal year end.

     9.  The Company records its inventory at cost.

     10. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

     11. The Company's Statement of Cash Flows is reported utilizing cash(currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not generated significant revenues from its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

NOTE 4 - RELATED PARTY TRANSACTION

     The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

     Minor out of pocket expenses for office supplies for such things as fax costs and paper costs during the calendar year ended 1999 are not reflected in these financial statements and were provided without charge by Al Harvey, Chief Executive Officer and Director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 7 - LONG TERM COMMITMENTS

     The Company has agreed to lease a 2 acre yard and office space in Chino, California. The lease term expires on February 28, 2003. The base rent is $3,250 per month. The Company only purchased its equipment in December, 1999 and rent on the space in Chino had already been paid by Al Harvey for the month of December, 1999. The Company did not actually commence business operations until the year 2000 when the Company will commence paying rent.

     From November 17, 1999 when the Company obtained title to the equipment, through the end of the year on December 31, 1999, there were no repairs, maintenance costs, costs for corporate offices or payroll.

     The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

     The Company gave a note as part of the asset purchase agreement in the amount of $1,661,721. The note is due 180 days after the closing of the asset purchase agreement and has an interest rate of 8.5% annually.

Item 2. Changes in and Disagreements With Accountant on Accounting and Financial Disclosure

An 8-K Report was filed on September 8, 2000 which states that the Company changed auditors and has engaged John H. Spurgeon, CPA, JD as its auditor whose address is 1787 E. Alosta Ave., Glendora, CA 91740 and whose telephone number is
(626) 914-9449. He replaced James Slayton effective on January 15, 2000.

John H. Spurgeon is a member of the SEC Practice Section of the AICPA and his reviewing auditor is Kendall G. Merkley, CPA of the firm of Corbin & Wertz, 2503 Main Street, Suite 600, Irvine, CA 92614.

The decision to change accountants was recommended and approved by the Board of Directors.

During the Registrant's two most recent fiscal years and any subsequent interim period preceding the date of the dismissal, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

The accountant's report on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles other than as stated in the Registration Statement, Amendment No. 4, wherein the Accountant's Report states as follows:

"The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and has not generated significant revenues from planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

The Accountant in Note 3 makes the following statement:

"The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not generated significant revenues from its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern."

Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------

2.1          Cash Flow Forecast for January 1 through December 31, 2000**

3.1          Nevada Article of Incorporation*

3.2          Nevada By Laws*

10.1         Employment Contract between Rent USA, Inc. and Mr. Al Harvey*

10.2         Marketing Agreement between Big Iron Rental and Northland Supply
             Company*

10.3         Agreement and Plan of Merger*

* Previously filed as an exhibit to the Company's Form 10-SB.
** Previously filed as an exhibit to the Company's Form 10-SB, Amendment No. 3

Additionally, the following filings are incorporated herein by reference and should be read in connection with this Registration Statement, Amendment No. 5:

8-K Report filed on September 8, 2000 noting changes in the Company auditor, officers and directors.

10-QSB Quarterly Report for the 1st Quarter of 2000, filed on September 8, 2000.

10-QSB Quarterly Report for the 2nd Quarter of 2000, filed on September 8, 2000.

10-QSB Quarterly Report for the 3rd Quarter of 2000, filed on November 13, 2000.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Rent USA, Inc.
                                       (Registrant)


Date: November 20, 2000                By: /s/ Charles Hooper
                                       -----------------------
                                               Charles Hooper
                                               President

                                       38